U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of June 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Purchase Report on Treasury Shares for the period from May 1, 2004 to May 31, 2004, filed on June 14, 2004, with Kanto Local Finance Bureau

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	June 15, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

PURCHASE REPORT

ON TREASURY SHARES

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From	May 1, 2004
	To	May 31, 2004

TREND MICRO INCORPORATED

(9 4 1 2 7 2)

Purchase Report on Treasury Shares

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From	May 1, 2004
	To	May 31, 2004

To: Director General of Kanto Local Finance Bureau

Filed on June 14, 2004

Corporate Name	Trend Micro Incorporated

Title and Name of Representative	President and Representative Director: Chang Ming-Jang

Location of the Registered Office	Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Director, Corporate Affairs / Regional Financial Controller (Japan), : Yuzuru Nanami

Place to Contact	Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Director, Corporate Affairs / Regional Financial Controller (Japan), Yuzuru Nanami

Place at which copies of the Purchase Report on Treasury Shares is Offered for Public Inspection

Name	Location
Tokyo Stock Exchange	2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan

Class of Shares: Ordinary Shares

1.	Description of Purchase

(1)	Description of Purchase according to the Resolution by the General Meeting of Shareholders

Not applicable

(2)	Description of Purchase from the Subsidiaries

Not applicable

(3)	Description of Purchase according to the Resolution by the Meeting of the Board of Directors Pursuant to the Articles of Incorporation.

(As of May 31, 2004)

Segment	Number of Shares		Total Amount
Description of the Resolution on the Board of Directors (Resolution on May 19, 2004)	1,000,000 shares		JPY 4,000,000,000
Number of Treasury Shares purchased for the Reporting Period (Date of Purchase)	May 20	50,000	191,145,000
	May 21	50,000	190,510,000
	May 24	50,000	193,320,000
	May 25	50,000	194,355,000
	May 26	2,000	8,000,000
	May 27	22,500	89,815,000
	May 31	39,000	155,880,000

	Total	263,500 shares	JPY 1,023,025,000

Total Number of Treasury Shares purchased by the End of the Reporting Month	263,500 shares		JPY 1,023,025,000

Progress of Purchase of Treasury Shares	26.4%		25.6%

2.	Description of Disposition

Not applicable

3.	Description of Holding

(As of May 31, 2004)

Segment	Number of Shares
Total Number of Shares issued	133,528,646 shares
Number of Treasury Shares held	2,342,846 shares